GENOEMOTE LLC

FINANCIAL STATEMENT FOR THE YEAR ENDED

December 31, 2022

With Accountants Review Report

GRAFF CONSULTANTS

40 Stonehaven Drive, Unit 101

Fredericksburg, Virginia 22406

Phone: 540-737-4543 Fax: 540-737-4438

April 19, 2023

We have compiled and reviewed the accompanying financial statements of Genomote LLC which comprise the balance sheet as of December 31, 2022, and the related statements of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. These statements include primarily applying analytical procedures to managements financial data and making inquiries of company management. The following is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants Responsibility

Our responsibility is to prepare the statements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Anne Parsells

Graff Consultants

Anne M. Parsells CPA

Geno-Emote, LLC
Balance Sheet
December 31. 2022

Assets

Current Assets		
Cash		$ 1,328
Total Assets		$ 1,328

Liabilities

Current Liabilities		
Accounts Payable		$ 34,750
Loans from Partners		$ 25,875
Total Liabilities		$ 60,625

Partners Capital

Beginning Capital	$ 3,753	
Members Contribution	$ 15,000	
Net Loss for Year Ended December 31, 2022	$ (78,050)	
Total Partners Capital		$ (59,297)
Total Liabilities and Partners Capital		$ 1,328

Geno-Emote, LLC
Statement of Income
December 31, 2022

Revenue	$	0
Operating Expenses		
Research and Development Costs	$	27,654
Software Development	$	20,925
Legal and Professional Fees	$	17,765
Office Expenses	$	5,492
Advertising and Marketing	$	2,558
Commissions and Fees	$	3,000
Bank Charges	$	483
Postage	$	185
Total Operating Expenses	$	78,062
Net Operating Loss	$	(78,062)
Other Income and Expenses		
Interest Income and Other Credits	$	12
Total Loss for the Year	$	(78,050)

Gene-Emote, LLC
Statement of Cash Flows
December 31, 2022

Net Loss	$	(78,050)
Cash Used for Operating Activities	$	(78,050)
Cash Flows from Operating Activities		
Accounts Payable	$	34,750
Cash Flow from Investing Activities		
Partners Loans	$	19,847
Cash Flow from Financing Activities		
Partners Capital Contributions	$	15,000
	$	(8,453)
Cash Beginning	$	9,781
Cash Ending	$	1,328

GENO-EMOTE

Statement of Changes in Partners Capital Account

Year ended December 31,2022

Balance as of December 31, 2021	$ (6,247)
Correction: Partner's Capital Contribution	
included as loans payable on December 31, 2021	10,000
Corrected Balance December 31, 2021	3,753
2022 Partner Capital Contribution	15,000
Partners Loss for 2022	78,050
Partners Capital December 31, 2022	$(59,297)

GRAFF CONSULTANTS

40 Stonehaven Drive, Unit 101

Fredericksburg, Virginia 22406

Phone: 540-737-4543 Fax: 540-737-4438

1. **Summary of Significant Accounting Policies**

The Company:
GenoEmote, LLc d/b/a Meta-Brain Labs ("Meta-Brain Labs", The Company") was formed as a limited liability company in the State of Washington on October 27, 2021. The financial statements have been prepared to present the financial position and results of operations of Meta-Brain Labs. The financial statements only include information from January 1, 2022 to December 31, 2022.

Meta-Brain Labs relentlessly innovates NeuroTech breakthroughs that help humanity realize its inherent power of self-change for better health and more fulfilling lives.

Fiscal Year:
The Company operates on a December 31 year-end.

Risks and Uncertainties:
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, competition or changes in consumer taste. These adverse conditions could affecat athe Company's financial condition and the results of its operations.

Revenue Recognition:
The company's revenue recognition policy is to recognize revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues will be generally be recognized upon shipment of a sale. Unshipped orders will be recorded as deferred revenues. As of December 31, 2022 the Company has not launched its product and therefore has recorded $0 in revenue from January 1, 2022 through December 31, 2022

Advertising Expenses:
The Company will expense advertising costs as they are incurred.

Commitments and Contingencies:.

The Company is not currently involved with and does not know of any pending or threating litigations against the Company or its members.

Short Term Loans:

There are $25,875 in loans from partners. Interest has not been accrued.

Deferred Compensation:

Alexandrea Day	$120,000
Mike Lauder	$107.000
Mike Audino	$ 40,000

Events:

In 2022, units have been transferred to ten individuals for services rendered.